August 26, 2005


     Mail Stop 4561
Mr. K.V. Kamath
Managing Director and Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 40051, India

      Re:	ICICI Bank Limited
		Form 20-F for the period ended March 31, 2004
		File No. 1-15002

Dear Mr. Kamath:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements
Notes to the Consolidated Financial Statements
Note 1 - Significant Accounting Policies
Allowance for Loan Losses, page F-13

1. Your tables on pages 76 and 77 indicate that of your total allowance for loan losses of Rs. 66,767 million at March 31, 2004, you determined that Rs. 40,981 million and Rs. 21,474 million were your best estimates of the amounts of losses incurred on restructured and impaired loans, respectively, and that Rs. 4,312 million was your best estimate of the amounts of probable losses inherent in the remainder of your loan portfolio. Please provide us with the following information:



* Explain how you determined each element of the allowance for non-impaired loans;
* Clarify how your accounting policy is consistent with the guidance in SFAS 114 as amended by SFAS 118 for loans individually evaluated for impairment; and

* Explain how you determined that an allowance of less than one percent of the remainder of your gross loan portfolio was appropriate for loans that were not impaired. Specifically explain how you considered the following:

* Approximately 27% of your gross loan portfolio was either impaired or restructured as of March 31, 2004;
* The loss rates disclosed in Footnote 11 for securitized loans;
and
* Historical loss rates for each category of loans.

Note 8 - Investments in Affiliates, page F-25

2. You account for a 74% ownership interest in ICICI Prudential
Life
Insurance Limited and ICICI Lombard General Insurance Company Limited using the equity method because of substantive participative rights held by the minority shareholders. Please tell us what substantive participative rights your minority shareholders have. Given those rights and your majority ownership interest and associated rights, explain how you determined that these companies should not be consolidated.

Note 16 - Goodwill and Intangible Assets, Net, page F-33

3. We note that no commercial banking goodwill impairment loss was recorded during the years ended March 31, 2003 and 2004. We also note on page F-39, that you reported net losses for your commercial banking segment for these same periods. For each period, please explain how you determined that no goodwill impairment loss should be recorded as a result of these net losses.

Note 17 - Other Assets, page F-34

4. Please define the "Debtors" included in your table and explain the large increase in these assets during the year ended March 31, 2004.





As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.


      Sincerely,



      Donald Walker
								Senior Associate Chief
Accountant



cc:	Via U.S. Mail and Facsimile 011-91-22-2653-1175
      Anindya Banerjee
	Rakesh Jha
	ICICI Bank Limited
      ICICI Bank Towers
      Bandra-Kurla Complex
      Mumbai 40051, India

	Via U.S Mail and Facsimile 011-33-1-56-59-36-90
	Margaret E. Tahyar, Esq.
	Davis Polk & Wardwell
	15, avenue Matignon
	75008 Paris, France






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K.V. Kamath
ICICI Bank Limited
August 26, 2005
Page 1